Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use in this Registration Statement of Accuride Corporation on Form S-1 of our report dated March 4, 2004 (January 8, 2005 as to earnings per share information in Note 1) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the Company's method of accounting for goodwill and other intangible assets), appearing in the Prospectus, which is part of this Registration Statement.

        We also consent to the references to us under the headings "Selected Historical Consolidated Financial and Other Data of Accuride" and "Experts" in such Prospectus.

DELOITTE & TOUCHE LLP

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
January 10, 2005